ALLEGHANY CORPORATION

1411 Broadway

New York, New York 10018

April 20, 2018

VIA EDGAR

Ms. Cecilia Blye

Chief Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alleghany Corporation
10-K for Fiscal Year Ended December 31, 2017
Filed February 21, 2018
File No. 001-09371

To the Staff of the Securities and Exchange Commission:

The following information is provided by Alleghany Corporation (“Alleghany,” “we” or “our”) in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated April 5, 2018, as a result of the Staff’s review of Alleghany’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “2017 Form 10-K”). For ease of reference, the Staff’s comments are included in bold followed by our responses. Capitalized terms used but not defined herein have the meanings ascribed to them in the 2017 Form 10-K. All references in the following information to page numbers in the 2017 Form 10-K are to pages in the EDGAR version of such document. The response is provided with respect to the time-period beginning January 1, 2015 through March 31, 2018 (hereinafter “relevant period”).

In responding to the Staff’s comments, Alleghany acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2017 Form 10-K; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2017 Form 10-K; and that Alleghany may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment and Response

You state on page 37 of the 10-K that Marsh & McLellan Companies accounted for approximately 16% of your gross premiums written in 2017 and that the loss of business from Marsh & McLellan Companies could have a material adverse effect on your business. Marsh & McLellan Companies, in a publicly available letter to the staff dated August 19, 2016, stated that it had revenues for insurance broking services provided to the Sudanese and Syrian missions to the United Nations and reinsurance placements made with a Sudanese insurer.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

RESPONSE: Alleghany has not had any agreements, commercial arrangements, or other contacts with the governments of Sudan, Syria, or entities they control during the relevant period. Nor has Alleghany had any business arrangements with these governments or entities they control during such time period. In addition, Alleghany has not entered into any contracts with Sudanese or Syrian companies and, to the best of our knowledge, has made no direct payments to any Sudanese or Syrian companies during the relevant period.

The disclosure referenced in your question specifically discusses the business relationship between Marsh & McLellan Companies (“Marsh”) and Transatlantic Reinsurance Company and its subsidiaries (“TransRe”), Alleghany’s largest subsidiary.

TransRe participates in global reinsurance treaties under which it provides reinsurance coverage to primary insurance companies (the “ceding company” or “cedant”) for all covered risks underwritten by the cedant over a contract period (usually a year). Ceding companies typically utilize reinsurance brokers such as Marsh to arrange these treaties with reinsurers. The treaties are typically underwritten by multiple reinsurers at varying participation percentages. In such cases, each reinsurer agrees to cover a predetermined share of all covered risks written by the ceding company over the contract period.    These covered risks encompass many individual insureds; can include a variety of covered exposures (e.g., property, marine, aviation, casualty, etc.) and are often written on a worldwide basis. In addition, cedants under reinsurance treaties may cover individual risks of numerous third parties who may or may not have a contractual relationship with the cedant and whose activities may take place in various countries. Reinsurers are not always provided with details of all such risks at the time of underwriting as premiums and potential claims payments, particularly those that are small in amount, are often netted in quarterly account settlements from cedants.

To address compliance issues that may arise by participating in such global reinsurance treaties, TransRe has implemented a sanctions compliance program designed to ensure that it does not engage in business that contravenes U.S. economic sanctions or export laws regardless of direct applicability to its non-U.S. subsidiaries.    As part of this program, TransRe employs sanctions screening software, compliance review, sanctions exclusion contract provisions and extensive due diligence for risks deemed as heightened for sanctions exposure. TransRe specifically includes a sanctions exclusion provision for reinsurance treaties on which it participates that are determined to have direct or indirect exposure to risks involving sanctions targets or those in high-risk territories.    The sanctions exclusion clauses provide protection for Alleghany and TransRe by ensuring TransRe is not deemed to provide coverage, be liable to pay any claim or provide any benefit to the extent that would cause Alleghany or TransRe to violate U.S. trade or economic sanctions, laws or regulations or other applicable foreign laws and regulations.

As a result of these compliance measures, to the best of Alleghany’s knowledge, TransRe has not provided coverage, received premiums for, made any payments or otherwise provided any services, products, information or technology involving (a) Syria-related transactions in connection with business underwritten during the relevant period or (b) Sudan-related transactions in connection with business underwritten during the relevant period prior to the lifting of U.S. sanctions on Sudan on January 13, 2017.

On January 13, 2017, the Office of Foreign Asset Control (“OFAC”) issued a general license authorizing all transactions previously prohibited by the Sudan Sanctions Regulations, which sanctions were then revoked on October 12, 2017. Consequently, beginning January 13, 2017, sanctions exclusion clauses no longer prohibited coverage by TransRe on Sudanese risks authorized under such license and TransRe was obliged under the contractual language of in-force treaties to provide coverage and pay valid claims occurring on or after that date on any covered Sudanese risks and continued to be exposed to Sudanese risks on treaties underwritten after January 13, 2017.

Given the limited information provided to reinsurers at the time of underwriting, it is not possible to precisely quantify any revenues derived from reinsurance coverage provided on risks related to Sudan subsequent to the January 13, 2017 general license by OFAC. Our review of TransRe records indicates that coverage of such risks can be characterized as negligible and immaterial to Alleghany during the relevant period.

*    *    *

Please do not hesitate to contact me (212-752-1356) with any further comments or questions you may have.

Very truly yours,

/s/ John L. Sennott, Jr.
John L. Sennott, Jr. Senior Vice President and chief financial officer